Exhibit 99.1

Canopy Growth subsidiary and Canopy Rivers portfolio company Vert Mirabel now fully licensed by Health Canada

Final 190,000 sq. ft. Greenhouse Licensed. Total of 700,000 sq. ft. of Production and Processing Infrastructure Now Fully Licensed

MIRABEL, QC, May 28, 2019 /CNW/ - Les Serres Vert Cannabis Inc. ("Vert Mirabel"), a subsidiary of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth") and a portfolio company of Canopy Rivers Inc. (TSXV: RIV) (OTC: CNPOF) ("Canopy Rivers") has received its final cultivation licence from Health Canada. All 700,000 sq. ft. of operating space at Vert Mirabel is now licensed for cannabis production. Vert Mirabel was established in December 2017 between Canopy Growth, Canopy Rivers, and Les Serres Stéphane Bertrand ("Bertrand").

"We are thrilled that the operational infrastructure at Vert Mirabel is now fully online with over 500,000 sq. ft. already in production," said Olivier Dufourmantelle, Chief Operating Officer, Canopy Rivers. "Vert Mirabel is a key asset for Canopy Rivers as it provides exposure to a commercially scaled source of locally grown, premium quality cannabis for distribution into Québec and across the country."

The licence for Vert Mirabel increases the facility's growing space by 190,000 sq. ft. It brings Canopy Growth's total Canadian licensed production footprint to approximately 4.6 million sq. ft, another step towards its nearly 5.6 million sq. ft. national platform. The Vert Mirabel facility leverages Bertrand's multi-generational greenhouse operational expertise to produce high-quality cannabis.

"The final licence for Vert Mirabel strengthens our operations and will allow us to increase supply to meet the recreational market demand," said Mark Zekulin, President and co-CEO, Canopy Growth. "From everyone at Canopy Growth, we congratulate the Bertrand family and their team for achieving a fully licensed, large-scale cannabis operation in under 18 months."

Bertrand is a large-scale greenhouse operator and, prior to converting to cannabis, it was the largest producer of pink tomatoes in Canada. "We are proud to announce that our venture with Canopy Growth and Canopy Rivers has reached this milestone," said Stéphane Bertrand. "Obtaining this licence will allow us to pursue our production goals in order to expand our footprint to meet the needs of the Québec market."

Here's to Future Growth (in Québec).

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.6 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes information regarding the pedigree quality of infrastructure; Vert Mirabel being a provider of choice for Québec; and expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflects management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: regulatory and licensing risks; the ability of Vert Mirabel to obtain a licence to sell cannabis under applicable legislation in Canada; the ability to secure distribution and sales channels; changes in general economic, business and political conditions, including changes in the financial markets; potential conflicts of interest; the Canadian regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change; changes in applicable laws; compliance with extensive government regulation; public opinion and perception of the cannabis industry; and the risk factors set out in the Circular, filed with Canadian securities regulators and available on the Company's profile on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/28/c0529.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Canopy Rivers Inc., Karoline Hunter,. Sr. Director, Investor Relations & Communications, ir@canopyrivers.com; Daniel Pearlstein, Executive Vice President, Strategy, daniel@canopyrivers.com

CO: Canopy Growth Corporation

CNW 07:00e 28-MAY-19